UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

STR Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

78478V100
(CUSIP Number)

April 22, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78478V100

1	NAME OF REPORTING PERSON ANDREW AFRICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,666,925
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,666,925
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,925
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 78478V100

Item 1(a).	Name of Issuer:

STR Holdings, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

18 Craftsman Road
East Windsor, Connecticut 06088

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Andrew Africk
c/o Searay Capital LLC
1 Lincoln Plaza, 35th Floor
New York, New York 10023
Citizenship: United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

78478V100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

CUSIP NO. 78478V100

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on the date hereof, Mr. Africk beneficially owned 1,666,925 shares of Common Stock.

(b)	Percent of class:

Based on 26,210,261 shares of Common Stock outstanding as of the close of business on March 19, 2014, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 1, 2014.  As of the close of business on the date hereof, Mr. Africk beneficially owned approximately 6.4% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Page Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Page Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Page Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Page Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP NO. 78478V100

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 78478V100

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2014

By:	/s/ Andrew Africk
	Name:	Andrew Africk